Curaleaf Completes Acquisition of Northern Green Canada

Bolsters Company's Advantage in Several Key Emerging Markets, including Australia, New Zealand, Germany, Poland and the United Kingdom

NEW YORK, April 22, 2024 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, announced today the closing of its acquisition of Northern Green Canada ("NGC"), a vertically integrated Canadian licensed cannabis producer focused primarily on expanding in the international market through its EU-GMP certification. The accretive acquisition amplifies the Company’s strategic advantage in established European markets including Germany, Poland and the United Kingdom and provides a foothold in the emerging markets of Australia and New Zealand.

Integrating NGC’s international operation will equip Curaleaf with a secure and consistent high quality, non-irradiated, indoor EU-GMP flower supply, essential to maintaining its leading positions in Germany, the United Kingdom and Poland.

“We are thrilled to welcome NGC formally to the Curaleaf family of global brands,” said Boris Jordan, Founder and Executive Chairman of Curaleaf. “This is an incredibly important deal for our international expansion strategy, as we’ll be able to bolster our supply of high quality EU-GMP certified flower immediately to key European markets as well as enter the fast-growing markets of Australia and New Zealand.”

The global cannabis market is projected to generate $55 billion in sales by 2027. Emerging markets beyond the United States and Canada, including Germany, Australia and New Zealand are expected to contribute $6.3 billion of the $55 billion projection.

Terms of the acquisition of NGC include an initial payment at closing of the Company’s Subordinate Voting Shares valued at approximately US $16 million, subject to a typical post-closing adjustment. An earnout may also be paid in 2025 based upon 2024 performance of NGC’s operations, up to 50% of which will be cash and the rest paid in additional Subordinate Voting Shares. The issuance of Subordinate Voting Shares in connection with the acquisition of NGC has been conditionally approved by the Toronto Stock Exchange, subject to fulfilling customary listing conditions.

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, JAMS, Find and Zero Proof provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-

edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward Looking Statements
This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the expected benefits of the acquisition of NGC, and the Company’s planned expansion on internal markets, the Company’s anticipated strategic advantages in European markets and emerging markets, the integration of NGC’s internal operations, the anticipated global cannabis market, and the listing of shares issuable in connection with the acquisition on the Toronto Stock Exchange. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matters described in this new release, including the Company’s ability to successfully realize the expected benefits of the acquisition, and the Company’s ability to fulfil the listing conditions imposed by the Toronto Stock Exchange. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including the failure to realize the expected benefits of the acquisition, or the Company’s failure to fulfil the listing conditions imposed by the Toronto Stock Exchange. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on March 6, 2024, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

MEDIA CONTACT
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com

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